SILVER STANDARD RESOURCES INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF THE FINANCIAL POSITION AND RESULTS OF OPERATIONS FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2015

1.	SECOND QUARTER 2015 HIGHLIGHTS

2.	OUTLOOK

3.	BUSINESS OVERVIEW

4.	RESULTS OF OPERATIONS

5.	REVIEW OF PROJECTS

6.	SUMMARIZED FINANCIAL RESULTS

7.	LIQUIDITY

8.	CAPITAL RESOURCES

9.	FINANCIAL INSTRUMENTS AND RELATED RISKS

10.	OTHER RISKS AND UNCERTAINTIES

11.	RELATED PARTY TRANSACTIONS

12.	NON-GAAP FINANCIAL MEASURES

13.	CRITICAL ACCOUNTING POLICIES AND ESTIMATES

14.	FUTURE ACCOUNTING CHANGES

15.	INTERNAL CONTROL OVER FINANCIAL REPORTING AND DISCLOSURE CONTROLS AND PROCEDURES

16.	CAUTIONARY NOTES REGARDING FORWARD-LOOKING STATEMENTS AND MINERAL RESERVES AND MINERAL RESOURCES ESTIMATES

SILVER STANDARD RESOURCES INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF THE FINANCIAL POSITION AND RESULTS OF OPERATIONS FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2015

This Management's Discussion and Analysis ("MD&A") is intended to supplement the condensed consolidated interim financial statements of Silver Standard Resources Inc. ("we", "us" or "our") for the three and six months ended June 30, 2015, and the related notes thereto, which have been prepared in accordance with International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board ("IASB").

All figures are expressed in U.S. dollars except where otherwise indicated. This MD&A has been prepared as of August 6, 2015, and should be read in conjunction with the condensed consolidated interim financial statements for the three and six months ended June 30, 2015.

Additional information, including our Annual Information Form and Annual Report on Form 40-F for the year ended December 31, 2014, is available on SEDAR at www.sedar.com, and on the EDGAR section of the U.S. Securities and Exchange Commission ("SEC") website at www.sec.gov.

This MD&A contains "forward-looking statements" that are subject to risk factors set out in a cautionary note contained in section 16 herein. We use certain non-GAAP financial measures in this MD&A; for a description of each of these measures, please see the discussion under "Non-GAAP Financial Measures" in section 12 of this MD&A.

1.SECOND QUARTER 2015 HIGHLIGHTS

▪	Generated cash flows from operating activities of $21.9 million.

▪	Increased our cash position by $41.6 million to $217.2 million due to strong production and the receipt of the deferred consideration from the sale of the San Agustin project.

▪	Produced 48,685 ounces of gold and 2.4 million ounces of silver, for silver equivalent production of 6.0 million ounces.

▪	Reported cash costs of $717 per payable ounce of gold sold at the Marigold mine.

▪	Reported cash costs of $9.45 per payable ounce of silver sold at the Pirquitas mine, continuing our trend of sequentially lower quarterly silver cash costs.

▪	Mineral development drilling continues at the Marigold mine to extend higher grade mineralization at the 8 South pit area and identified a new mineralized structure.

Subsequent to quarter end:

▪	Marigold cash cost guidance decreased to $700 to $750 per payable ounce of gold sold. Pirquitas cash cost guidance decreased to $10.50 to $11.50 per payable ounce of silver sold.

▪	Paul Benson was named President and CEO effective August 1, 2015 following the retirement of John Smith.

▪	We entered into a $75 million three-year senior secured revolving credit facility with a syndicate of three leading Canadian banks.

2.	OUTLOOK

This section of the MD&A provides management's production and cost estimates. Major capital and exploration expenditures are also discussed. See "Cautionary Notes Regarding Forward-Looking Statements and Mineral Reserves and Mineral Resources Estimates", in section 16 of this MD&A.
Operating guidance has been updated and for the full year 2015, and we now expect:

Operating Guidance		Pirquitas mine		Marigold mine
		Current	Previous	Current	Previous
Gold Production	oz	—	—	195,000 - 205,000	160,000 - 175,000
Silver Production	Moz	9.5 - 10.5	9.0 - 10.0	—	—
Zinc Production	Mlb	10.0 - 12.0	10.0 - 12.0	—	—
Cash costs per payable ounce sold (1)	$/oz	10.50 - 11.50	11.50 - 12.50	700 - 750	725 - 800
Capital Expenditures (2)	$M	10	10	25	20
Capitalized Stripping Costs	$M	—	—	13	25
(1) We report the non-GAAP financial measures of cash costs per payable ounce of silver and gold sold to manage and evaluate operating performance at the Pirquitas mine and the Marigold mine. See “Non-GAAP Financial Measures” in section 12 of this MD&A.
(2) Includes capitalized exploration.

Gold production guidance at the Marigold mine has increased to 195,000 to 205,000 ounces, a 19% increase compared to our previous gold production guidance of 160,000 to 175,000 ounces. Gold production in the first half of 2015 was 104,283 ounces. As previously guided, we still expect a stronger fourth quarter as mining progresses into the lower areas of the current phase of the Mackay pit.

The primary contributor to the 2015 gold production guidance increase is the results from the assay program initiated in January 2015, as reported in our news release dated July 6, 2015. The results of the assay program confirm the presence of historic "zero" value drillhole intercepts with gold grade above the current Mineral Resources cut-off grade of 0.065 g/t payable gold. The assay data indicate the existence of additional low grade mineralization not contained within the existing Mineral Resources estimate. The result is additional gold ounces expected to be produced in 2015. This is attributed to an increase in ore tonnage previously designated as waste and is expected to lower the 2015 strip ratio at the Mackay Phase 3 pit. We are continuing with the assay program and will apply the results, where applicable, to the Marigold life of mine plan with results expected to be completed later in 2015 and 2016.

The increase in expected production with continued improvements in operating performance and a decrease in input commodity prices has reduced cash cost guidance to $700 to $750 from $725 to $800 per payable ounce of gold sold. Additionally, the increase in ore tonnes mined has reduced the mine’s strip ratio resulting in a decrease in expected deferred stripping capital to $13 million from $25 million. No deferred stripping capital is expected in the second half of 2015.

Capital expenditure guidance at the Marigold mine increased to $25 million from $20 million due to the additional spend in exploration and assay program expected in the second half of 2015.

Silver production guidance at the Pirquitas mine has increased to 9.5 to 10.5 million ounces, 5% higher than the previous silver production guidance of 9 to 10 million ounces. Silver production in the first half of 2015 was 5.2 million ounces.

As mining at Pirquitas progresses deeper in the San Miguel Phase 2 open pit, higher silver grade portions of fresh sulphide ore feed continue to be exposed. This sulphide ore feed from the pit, combined with process control improvements, has positively impacted plant operating performance leading to higher silver production and, in part, the revised guidance. At the Pirquitas mine, we remain focused on costs and driving further operational efficiencies that will sustain cash flows in a lower silver price environment while pursuing alternatives for mine life extension.

Our cash cost guidance at the Pirquitas mine has also been revised downward to $10.50 to $11.50 from $11.50 to $12.50 per payable ounce of silver sold as higher expected production and lower input commodity prices have offset inflation in Argentina. We still do not anticipate any capitalized stripping and capital expenditures remain at $10 million for the full year 2015.

3.	BUSINESS OVERVIEW

We are a resource company focused on the operation, acquisition, exploration and development of precious metal resource properties located in the Americas. We have two producing mines and a portfolio of silver resource dominant projects located throughout the Americas. Our focus is on safe profitable silver and gold production from the Pirquitas mine in Argentina and our Marigold mine in Nevada, U.S, respectively.

Our financial performance is impacted by both silver and gold prices. Silver prices weakened slightly in the second quarter of 2015 with a decrease of 2% to an average of $16.41 per ounce from an average of $16.72 per ounce in the first quarter of 2015. Gold prices were also slightly weaker in the second quarter of 2015, averaging $1,193 per ounce, below the $1,219 per ounce in the first quarter of 2015. Through the second quarter of 2015, the silver to gold ratio remained consistent with the first quarter and averaged 73:1. At the end of the second quarter of 2015, precious metals prices remained within a similar price range, with silver prices closing at $15.70 per ounce and gold prices closing at $1,171 per ounce on June 30, 2015.

The downward trend in precious metals prices continued as the U.S. dollar remained strong, as did the U.S. economic performance relative to the global economy and the expectations of higher U.S. interest rates continued. The sustained backdrop of economic uncertainty and global geographical tensions in the Middle East, Ukraine and the Eurozone also continue to make the commodity price environment extremely volatile. Subsequent to quarter end, metal price declines accelerated as economic growth, combined with significant equity market declines in China, put pressure on the commodity complex, including precious metals, and economic data in the U.S. further supported expectations for higher U.S. interest rates sooner in 2015.

During the second quarter of 2015, oil prices averaged $59.76 per barrel, well below price levels experienced over the last three years. Diesel is a significant consumable at our operations and the decline in diesel prices is having a positive impact on our cost structure at the Marigold mine. As a result, during the second quarter of 2015 we instigated a program to hedge a portion of our diesel usage to manage price risk of this consumable. In Argentina, diesel prices are regulated by the government, so the positive impact on diesel cost at the Pirquitas mine has been lower.

In addition to the global macroeconomic environment, the Pirquitas mine operates within a tightly-controlled regulatory environment in Argentina. Importation of goods and services into Argentina requires pre-approval, which has caused delays in obtaining certain parts and supplies. The Central Bank of Argentina regulates U.S. dollar flows into and out of the country, with Central Bank approval required for all foreign exchange transactions. Argentina continues to experience high inflation with a currency that, generally, depreciates against our reporting currency, the U.S. dollar. During the second quarter of 2015, the pace of Argentine peso devaluation slowed but still devalued by approximately 4% and closed on June 30, 2015, at an exchange rate of 9.14 Argentine pesos for 1 U.S. dollar. Local inflation in the second quarter of 2015 exceeded this devaluation, pressuring our Argentine peso denominated costs when reported in U.S. dollars. Value added tax ("VAT") recovery remains a highly regulated, complex and, at times, lengthy collection process; however, we recovered $7.8 million of VAT in the second quarter of 2015. All of these factors directly impact our business in Argentina.

On July 13, 2015, John Smith, our President and CEO, announced his retirement and was succeeded by Paul Benson effective August 1, 2015. Paul is a mining engineer and geologist by training with nearly 30 years of experience in various technical and business capacities. Most recently, he was CEO of Troy Resources Limited, an ASX-listed precious metals producer with operations in South America. Prior to this, he worked at BHP Billiton, Rio Tinto and Renison Goldfields for 20 years in both operations and business development roles related to gold, base metals, industrial minerals and coal.

4.	RESULTS OF OPERATIONS

Consolidated results of operations

The following table presents consolidated operating information for our Pirquitas and Marigold mines. Additional operating information is provided in the sections relating to the individual mines.

	Three months ended
Operating data	June 30 2015	March 31 2015	December 31 2014	September 30 2014	June 30 2014

Consolidated production and sales:
Silver produced ('000 oz)	2,443	2,732	2,222	2,551	2,042
Zinc produced ('000 lbs) (1)	2,674	3,837	4,817	7,030	9,319
Silver sold ('000 oz)	2,623	2,909	2,764	1,859	1,926
Zinc sold ('000 lbs) (1)	4,936	2,769	8,745	8,062	5,307

Gold produced (oz)	48,685	55,598	67,113	40,442	22,060
Gold sold (oz)	48,121	55,865	68,748	38,245	21,990

Silver equivalent production ('000 oz) (2)	5,952	6,768	6,910	5,114	3,467

Realized gold price ($/oz) (3)	1,205	1,210	1,200	1,267	1,285
Realized silver price ($/oz) (3)	16.72	16.67	17.18	19.99	19.89

Cash costs ($/oz) - payable silver from Pirquitas mine (3)	9.45	11.25	11.76	12.22	12.18
Cash costs ($/oz) - payable gold from Marigold mine (3)	717	612	665	997	1,103
Cash costs ($/oz) - payable silver equivalent from both mines (3)	9.74	9.57	10.78	14.29	14.34

Financial data ($000s)
Revenue	95,818	111,721	122,830	79,269	64,287
Income from mine operations (4)	16,319	30,402	12,996	6,258	11,022

(1)	Data for zinc production and sales relate only to zinc in zinc concentrate as any zinc metal within our silver concentrate does not generate revenue.

(2)	Silver equivalent ounces have been established using the realized silver and gold prices in the quarter and applied to the recovered metal content of the gold bullion produced by the Marigold mine.

(3)
We report the non-GAAP financial measures of cash costs per payable ounce of precious metals sold and realized metal prices to manage and evaluate operating performance at our mines. For a better understanding and a reconciliation of these measures to cost of sales, as shown in our consolidated statements of comprehensive income, please refer to “Non-GAAP Financial Measures” in section 12 of this MD&A.

(4)	Income from mine operations for the quarter ended December 31, 2014, includes $11.3 million of write-down of stockpile inventory at the Pirquitas mine to its net realizable value.

Pirquitas mine, Argentina

	Three months ended
Operating data	June 30 2015	March 31 2015	December 31 2014	September 30 2014	June 30 2014
Total material mined (kt)	3,087	3,355	3,816	4,315	4,052
Waste removed (kt)	2,320	2,585	3,168	3,831	3,550
Strip ratio	3.0	3.4	4.9	7.9	7.1
Silver mined grade (g/t)	172	184	150	160	167
Zinc mined grade (%)	0.69	0.73	0.97	1.36	2.07
Mining cost ($/t mined)	3.39	2.90	3.18	2.93	2.80
Ore milled (kt)	347	379	372	407	402
Silver mill feed grade (g/t)	262	267	222	248	213
Zinc mill feed grade (%)	0.69	0.89	1.12	1.79	2.19
Processing cost ($/t milled)	22.69	21.46	22.46	23.30	21.13
Silver recovery (%)	83.7	83.9	83.8	78.7	74.3
Zinc recovery (%) (1)	50.9	51.4	52.6	43.8	48.0

Silver produced ('000 oz)	2,443	2,732	2,222	2,551	2,042
Zinc produced ('000 lbs) (1)	2,674	3,837	4,817	7,030	9,319
Silver sold ('000 oz)	2,623	2,909	2,764	1,859	1,926
Zinc sold ('000 lbs) (1)	4,936	2,769	8,745	8,062	5,307

Realized silver price ($/oz) (2)	16.72	16.67	17.18	19.99	19.89

Cash costs ($/oz) (2)	9.45	11.25	11.76	12.22	12.18
Total costs ($/oz) (2)	15.23	16.00	17.40	17.11	16.34

Financial data ($000s)
Revenue	37,860	44,155	40,322	30,874	36,261
Income (loss) from mine operations (3)	924	3,448	(16,010)	(308)	7,758
Capital investments	2,962	1,552	2,033	2,376	3,200
Cash based capitalized deferred stripping	—	—	—	3,946	2,766
Exploration expenditures (4)	1,912	1,283	1,284	173	1,125

(1)	Data for zinc production and sales relate only to zinc in zinc concentrate as any zinc metal within our silver concentrate does not generate revenue.

(2)
We report the non-GAAP financial measures of realized silver prices, cash costs and total costs per payable ounce of silver sold to manage and evaluate operating performance at the Pirquitas mine. For a better understanding and a reconciliation of these measures to cost of sales, as shown in our consolidated statements of comprehensive income, please refer to “Non-GAAP Financial Measures” in section 12 of this MD&A.

(3)	Income (Loss) from mine operations for the quarter ended December 31, 2014, includes $11.3 million of write-down of stockpile inventory to its net realizable value.

(4)	Includes capitalized and expensed exploration expenses.

Mine production

The Pirquitas mine produced 2.4 million ounces of silver during the second quarter of 2015, lower than the record quarterly production of 2.7 million ounces in the first quarter. The quarter-on-quarter decrease in silver production is primarily due to an 11-day planned mill maintenance shutdown during the second quarter of 2015. The impact of the shutdown was contemplated in our initial 2015 silver and zinc production guidance. The mine also produced 2.7 million pounds of zinc in zinc concentrate during the second quarter.

Consistent with our mine plan, total material mined has been declining with 3.1 million tonnes mined in the second quarter of 2015, 8% less than in the first quarter of 2015. The strip ratio has declined to 3.0:1 from 3.4:1 in the first quarter of 2015.

Approximately 347,000 tonnes of ore was milled during the second quarter of 2015, compared to 379,000 tonnes in the first quarter of 2015. Ore was milled at an average rate of 3,815 tonnes per day during the second quarter of 2015. Excluding the 11-day mill shutdown, the average milling rate was 4,339 tonnes per day, 9% above the mill’s nominal design and higher than the average milling rate of 4,208 tonnes per day in the first quarter of 2015.

Ore milled during the second quarter of 2015 contained an average silver grade of 262 g/t, slightly lower than the 267 g/t reported in the first quarter of 2015. The average silver recovery rate of 83.7% was consistent with the average recovery rate in the first quarter of 2015 of 83.9%.

Mine operating costs

Cash costs and total costs per payable ounce of silver sold are non-GAAP financial measures. Please see the discussion under "Non-GAAP Financial Measures" in section 12 of this MD&A.

Cash costs, which include cost of inventory, treatment and refining costs and by-product credits, were $9.45 per payable ounce of silver sold in the second quarter of 2015 compared to $11.25 per payable ounce of silver sold in the first quarter of 2015. Cost of inventory was lower compared to the first quarter of 2015 due to higher by-product credits in the second quarter of 2015 resulting from high zinc sales which offset the slightly higher mining costs.

Total costs, which add silver export duties, depreciation, depletion and amortization to cash costs, were $15.23 per payable ounce of silver sold in the second quarter of 2015, lower than the $16.00 per payable ounce of silver sold in the first quarter of 2015. Depletion, depreciation and amortization was higher on a per unit sold basis in the second quarter of 2015, compared to the first quarter of 2015, as it now fully reflects the effects of the shorter mine life discussed in our Annual Information Form for the year ended December 31, 2014. Silver export duties were slightly higher than in the previous quarter due to timing of shipments.

We remain focused on costs and driving further operational efficiencies that will sustain cash flows in a lower silver price environment while pursuing alternatives for mine life extension.

Mine sales

In the second quarter of 2015, we sold 2.6 million ounces of silver, 10% lower than sales of 2.9 million ounces of silver in the first quarter of 2015. We also sold 4.9 million pounds of zinc in the second quarter of 2015, compared to the 2.8 million pounds sold in the first quarter of 2015. Sales of both metals were in line with our mine plan.

Exploration

During the second quarter of 2015, we completed a total of 4,023 meters of diamond drilling in 19 holes as part of the third phase of underground drilling on the San Miguel underground project targeting the expansion and upgrade of Mineral Resources underlying the Pirquitas open pit. The delineated mineralization consists of two principal structures, known as the Chocaya and Oploca vein sets, which currently are in the Inferred Mineral Resources class.

The final drillhole of the underground program has now been completed, and it is expected that collectively these drill results will be included in an updated Mineral Resource estimate for the Pirquitas mine to be reported in our annual 2015 Mineral Resources and Mineral Reserves statement which will be published in the first quarter of 2016.

Fiscal stability agreement and regulatory environment

We entered into a fiscal stability agreement (the “Fiscal Agreement”) with the Federal Government of Argentina in 1998 for production from the Pirquitas mine. In December 2007, the National Customs Authority of Argentina (Dirección Nacional de Aduanas) levied an export duty of approximately 10% from concentrate for projects with fiscal stability agreements pre-dating 2002 and the Federal Government has asserted that the Pirquitas mine is subject to this duty. We have challenged the legality of the export duty applied to silver concentrate and the matter is currently under review by the Federal Court (Jujuy) in Argentina.

The Federal Court (Jujuy) granted an injunction in our favor effective September 29, 2010 that prohibited the Federal Government from withholding the 10% export duty on silver concentrate (the “Injunction”), pending the decision of the courts with respect to our challenge of the legality of the application of the export duty. The Injunction was appealed by the Federal Government but upheld by each of the Federal Court of Appeal (Salta) on December 5, 2012 and the Federal Supreme Court of Argentina on September 17, 2013. The Federal Government also appealed the refund we claimed for the export duties paid before the Injunction, as well as matters of procedure related to the uncertainty of the amount reclaimed; however, on May 3, 2013, such appeal was dismissed by the Federal Court of Appeal (Salta). In September 2014, the Federal Tax Authority in Argentina filed an application with the Federal Court (Jujuy) to lift the Injunction and requiring payment of the export duty and payment of applied interest charges. We filed a response to such application on October 14, 2014 and a decision is pending.

As of June 30, 2015, we have paid $6.6 million in export duties, for which we have filed for recovery. In accordance with the Injunction, we have not been paying export duties on silver concentrate but continue to accrue export duties. At June 30, 2015, we have accrued a liability totaling $60.9 million (December 31, 2014 - $56.1 million), for export duties with no accrual for interest charges, and have recorded a corresponding increase in cost of sales in the relevant period. The application of interest charges is uncertain, but if applied from the date each duty was levied, and based on current U.S. dollar rates, such charges are estimated to be in the range of $4.8 million to $8.0 million. The final amount of export duties and interest, if any, to be paid or refunded depends on a number of factors including the outcome of litigation. Changes in our assessment of this matter could result in material adjustments to our condensed consolidated interim statement of income (loss).

Marigold mine, U.S.

	Three months ended
Operating data	June 30 2015	March 31 2015	December 31 2014	September 30 2014	June 30 2014 (1)
Total material mined (kt)	19,051	18,556	18,426	18,832	18,338
Waste removed (kt)	14,163	14,861	14,587	13,821	15,986
Strip ratio	2.9	4.0	3.8	2.8	6.8
Mining cost ($/t mined)	1.48	1.57	1.62	1.61	1.70
Total ore stacked (kt)	4,888	3,695	3,839	5,011	2,352
Gold stacked grade (g/t)	0.33	0.59	0.84	0.53	0.34
Processing cost ($/t processed)	0.79	1.09	1.06	0.86	1.59
Gold recovery (%)	67.6	74.7	73.0	73.0	73.0

Gold produced (oz)	48,685	55,598	67,113	40,442	22,060
Gold sold (oz)	48,121	55,865	68,748	38,245	21,990

Realized gold price ($/oz) (2)	1,205	1,210	1,200	1,267	1,285

Cash costs ($/oz) (2)	717	612	665	997	1,103
Total costs ($/oz) (2)	885	728	778	1,095	1,135

Financial data ($000s)
Revenue	57,958	67,566	82,508	48,395	28,026
Income from mine operations	15,395	26,954	29,006	6,566	3,264
Capital investments	5,255	4,768	4,375	4,486	2,296
Cash based capitalized deferred stripping	—	12,543	16,866	1,910	6,536
Exploration expenditures (3)	1,978	1,551	3,224	796	458

(1)
Data presented in this column is for the period April 1 to June 30, 2014, the period for which we were entitled to all economic benefits of the Marigold mine under the purchase and sale agreement dated February 3, 2014 entered into with subsidiaries of Goldcorp Inc. and Barrick Gold Corporation.

(2)
We report the non-GAAP financial measures of realized gold prices, and cash costs and total costs per payable ounce of gold sold to manage and evaluate operating performance at the Marigold mine. For a better understanding and a reconciliation of these measures to cost of sales, as shown in our consolidated statements of comprehensive income, please refer to “Non-GAAP Financial Measures” in section 12 of this MD&A.

(3)	Includes capitalized and expensed exploration expenses.

Mine production

We produced 48,685 gold ounces in the second quarter of 2015, 12% lower than the first quarter production of 55,598 ounces due to the expected reduction in stacked ore grade in the first quarter of 2015. This reduction was in line with our annual production schedule.

During the second quarter of 2015, the Marigold mine moved 19.1 million tonnes of material, of which 4.9 million tonnes of ore were delivered to the heap leach pad at a gold grade of 0.33 g/t, representing approximately 35,000 recoverable ounces of gold stacked. This compares to 18.6 million tonnes of material moved in the first quarter of 2015, of which 3.7 million tonnes of ore containing a gold grade of 0.59 g/t were stacked, representing approximately 52,000 recoverable ounces of gold. The average grade mined in the second quarter declined, as expected, due to mining in a lower grade area of the ore body. Additionally, incremental tonnes of low grade ore, not predicted by the mine model, were identified and mined in the quarter. The combination of these two factors led to an increase in stacked ore tonnes but at a lower average grade compared with the first quarter. As a result of the additional lower grade ore, the gold recovery rate was 68% in the second quarter, compared to 75% in the first quarter, and does not represent a change to life of mine average recoveries. The stripping program of the next Mackay phase was significantly advanced in the second quarter of 2015 and this phase is expected to provide the majority of ore for the remainder of 2015. The overall mine strip ratio decreased to 2.9:1, compared to 4.0:1 in the previous quarter.

Mine operating costs

Cash costs and total costs per payable ounce of gold sold are non-GAAP financial measures. Please see the discussion under "Non-GAAP Financial Measures" in section 12 of this MD&A.

Cash costs, which include all costs of inventory, refining costs and royalties, were $717 per payable ounce of gold sold in the second quarter of 2015, compared to $612 per payable ounce of gold sold in the first quarter of 2015, with the increase resulting from higher average costs of inventory as quarterly production declined and no mining costs were deferred as capital stripping. Mining unit costs declined to $1.48 per tonne, the lowest in the mine’s history.

Total costs, which include depreciation, depletion and amortization, were $885 per payable ounce of gold sold in the second quarter of 2015, compared to $728 per payable ounce of gold sold in the first quarter of 2015.

Mine sales

A total of 48,121 ounces of gold was sold at an average price of $1,205 per ounce during the second quarter of 2015, a decrease of 14% from the 55,865 ounces of gold sold during the first quarter of 2015 at an average price of $1,210 per ounce. The decrease in sales is a function of lower production.

Exploration

At the Marigold mine, we are undertaking an exploration program in the 8 South area. As reported in our news release dated July 6, 2015, mineralization continues to expand with additional reverse circulation ("RC") drilling including two notable intercepts from assays received in the second quarter; MRA-6103 which returned mineralization over 51.8 meters at an average grade of 0.91 g/t gold, including 10.6 meters at 3.08 g/t gold, and MRA-6104 which returned 56.4 meters at 1.18 g/t gold, including 30.48 meters at 1.50 g/t gold.

The 8 South exploration target partially underlies historic waste dumps, backfill material and decommissioned leach pads, and, therefore, in the third quarter of 2015 we are completing a sonic drill program with the objective of determining whether these historic waste dumps and leach pads contain gold grades above current cut-off grades. During the second quarter we drilled 1,750 meters in 26 sonic drillholes and the majority of intercepts were above current cut-off grades.

Drilling and metallurgical test work is ongoing and additional results from both the RC and sonic drilling will be included in an updated Mineral Resources estimate in our annual 2015 Mineral Resources and Mineral Reserves statement to be published in the first quarter of 2016.

The Deep Sulphide Exploration Program resumed in the second quarter of 2015, following a break from the drilling while drill core produced in the first quarter of 2015 was logged and sampled and geological interpretations were updated. The current drillhole, the fifth in the program, is targeting the favorable carbonate debris flow rock units that were discovered in significant thicknesses in the last drillhole.

5.	REVIEW OF PROJECTS

San Luis Project, Peru

No significant progress has been achieved in reaching agreement with the Cochabamba and Ecash communities on land access. We continue to examine alternative strategies for community engagement and for advancing the San Luis project.

Other Projects

At the Pitarrilla project in Mexico, and our other projects, we continue to keep the properties in good standing and fulfill our community and other project related commitments.

At the Berenguela project in Peru, we have received all permits to conduct a program of field work including surface mapping, bulk sampling and resource development drilling. We are continuing with conceptual engineering studies and metallurgical test work to evaluate development scenarios for this asset.

6.	SUMMARIZED FINANCIAL RESULTS

The following table sets out selected financial results for each of the eight most recently completed quarters, expressed in thousands of U.S. dollars, except per share amounts:

	2015		2014				2013
	30-Jun	31-Mar	31-Dec	30-Sep	30-Jun	31-Mar	31-Dec	30-Sep
				(restated) (1)	(restated) (1)	(restated) (1)	(restated) (1)	(restated) (1)
	$000s	$000s	$000s	$000s	$000s	$000s	$000s	$000s
Revenue	95,818	111,721	122,830	79,269	64,287	33,736	49,026	43,944
Income from mine operations	16,319	30,402	12,996	6,258	11,022	5,924	3,985	5,732
Net income (loss) before tax	(3,316)	12,501	(56,789)	(17,600)	(10,057)	(11,370)	45,652	(18,470)
Net income (loss) after tax	(7,327)	9,096	(86,222)	(17,576)	(10,157)	(12,439)	36,212	(17,980)

Basic earnings (loss) per share	(0.09)	0.11	(1.07)	(0.21)	(0.13)	(0.15)	0.57	(0.24)
Diluted earnings (loss) per share	(0.09)	0.11	(1.07)	(0.21)	(0.13)	(0.15)	0.57	(0.24)

Cash and cash equivalents	217,228	175,595	184,643	135,174	102,162	396,413	415,657	401,384
Total assets	996,549	989,260	986,249	1,036,624	1,098,898	1,019,711	1,032,735	1,010,159
Working capital	379,767	358,288	368,948	363,420	427,544	586,979	577,345	608,165
Non-current financial liabilities	202,517	199,813	197,134	194,570	192,050	189,580	187,130	184,791

(1) Restated for the change in the exploration and evaluation costs accounting policy as described in Note 2 of our audited consolidated financial statements for the year ended December 31, 2014.

For each quarter from and including the second quarter of 2014, quarterly revenue includes $28.0 million, $48.4 million, $82.5 million, $67.6 million and $58.0 million, respectively, generated by the Marigold mine. Otherwise, the volatility in revenue over the past eight quarters has resulted from fluctuations in commodity prices, sales volumes, and certain operational and regulatory circumstances. There are no significant seasonal fluctuations in the results for the presented periods. Following a significant decrease in the second half of 2013, the average realized silver price per ounce was fairly consistent in the first three quarters of 2014. Silver prices decreased again in the fourth quarter of 2014 and remained at this lower level in the first half of 2015. Income (loss) from mine operations in the fourth quarter of 2014 was affected by the non-cash write-down of low grade stockpile inventory at the Pirquitas mine to its net realizable value. Excluding the effect of this inventory write-down, income from mine operations followed a similar trend to revenue over the two year period presented, except for the fourth quarter of 2014 and the first half of 2015, when income from the Marigold mine had a significant positive impact.

Net income (loss) before income tax has fluctuated significantly over the past eight quarters, heavily influenced by significant transactions and commodity prices. For each quarter from and including the second quarter of 2014, quarterly net income includes $2.6 million, $5.3 million, $20.0 million, $25.6 million and $15.4 million, respectively, from the Marigold mine. In the fourth quarter of 2014, we recorded impairment charges of $51.6 million against the carrying value of the Pirquitas mine, including a write-down of stockpile inventory at the mine to its net realizable value. In the first quarter of 2014, we sold the Challacollo project in Chile, generating a gain before tax of $15.9 million. This gain was offset by a significant foreign exchange loss of $15.9 million from the devaluation of the Argentine peso. In the fourth quarter of 2013, we sold the San Agustin project in Mexico, which generated a gain before tax of $67.8 million.

Three months ended June 30, 2015 compared to the three months ended June 30, 2014

Realized silver and gold price is a non-GAAP financial measure. Please, see the discussion under "Non-GAAP Financial Measures" in section 12 of this MD&A.

Net loss for the three months ended June 30, 2015 was $7.3 million ($0.09 per share), compared to a net loss of $10.2 million ($0.13 per share) in the same period of 2014. The following is a summary and discussion of the significant components of income and expenses recorded during the current quarter compared to the same period in the prior year.

In the three months ended June 30, 2015, we recognized total revenues of $95.8 million, compared to $64.3 million in the comparative period of 2014. The reason for the increase was higher volumes sold from both the Pirquitas and the Marigold mine in the second quarter of 2015 than in the comparative period.

•
At the Pirquitas mine, we recognized revenues of $37.9 million in the second quarter of 2015, $1.6 million higher than the $36.3 million in the same period in 2014. The increase in revenue was primarily the function of significantly higher volumes of silver ounces sold in the second quarter of 2015 than in the comparative period in 2014 (2.6 million ounces compared to 1.9 million ounces), which was partially offset by a lower silver price and lower zinc sales. Realized silver prices in the second quarter of 2015 averaged $16.72 per ounce, excluding the impact of period-end price adjustments, compared to $19.89 per ounce in the same period in 2014. Zinc sales of 4.9 million pounds in the second quarter of 2015 were lower than the 5.3 million pounds sold in the second quarter of 2014. There was a negative mark to market price adjustment in the second quarter of 2015 of $3.7 million, compared to a positive adjustment of $0.2 million in the comparative period of 2014. At June 30, 2015, sales contracts containing 2.3 million ounces of silver were subject to final price settlement over the next four months.

•
Revenues in the second quarter of 2015 from the Marigold mine were $58.0 million from the sale of 48,121 ounces of gold, realizing an average gold price of $1,205 per payable ounce, compared to revenues of $28.0 million from the sale of 21,990 ounces of gold in the second quarter of 2014, at $1,285 per payable ounce.

Cost of sales for the second quarter of 2015 was $79.5 million, compared to $53.3 million in the second quarter of 2014, with the increase again due to the higher sales from both the Pirquitas and the Marigold mine.

•
In the second quarter of 2015, cost of sales from the Pirquitas mine was $36.9 million compared with $28.5 million in the second quarter of 2014, resulting in income from mine operations of $0.9 million in the second quarter of 2015, compared to income of $7.8 million in the second quarter of 2014. In the second quarter of 2015, the Pirquitas mine recognized a gross margin of 2%, significantly lower than the gross margin of 21% in the second quarter of 2014, which was mainly due to the lower realized silver prices in the period. On a per unit basis, the cost of inventory was lower by 20% in the second quarter of 2015 compared to the second quarter of 2014.

•
At Marigold, cost of sales in the second quarter of 2015 was $42.6 million generating income from mine operations of $15.4 million, equal to a gross margin of 27%. This compares to cost of sales of $24.8 million in the second quarter of 2014, generating income from operations of $3.3 million and a gross margin of 12%.

General and administrative expenses in the three months ended June 30, 2015, of $7.2 million were higher than the $4.6 million recorded in the three months ended June 30, 2014. This increase is principally due to higher non-cash share-based compensation, as our improved relative share performance compared with peers in the first quarter of 2015 resulted in an increased expense in the second quarter of 2015, which was partially offset by the weaker Canadian dollar.

Exploration and evaluation costs of $3.9 million for the three months ended June 30, 2015, were slightly lower than the $4.3 million for the three months ended June 30, 2014, as exploration spend was limited at most projects, except for the exploration programs conducted at Marigold and Pirquitas.

During the second quarters of 2015 and 2014, we recorded interest expense and other finance costs of $6.4 million and $5.3 million, respectively. In each period, such expense and costs are mainly attributable to our $265 million original principal amount of 2.875% convertible senior notes issued in 2013 (the "2013 Notes"). The higher finance costs in the second quarter of 2015 were due to interest paid on our Argentine peso-denominated loan facility in Argentina and non-cash accretion of reclamation liabilities.

For the three months ended June 30, 2015, we recorded an income tax expense of $4.0 million compared to an income tax expense of $0.1 million in the three months ended June 30, 2014. The total tax expense in the quarter consists of a current tax expense of $2.4 million and a deferred tax expense of $1.6 million. Income tax expense is the result of the profitable operations at Marigold, concentrate and gold sales activities in Canada and payment of interest withholding tax in Argentina. Offsets to the income tax expense items include losses generated through corporate general and administrative expenses, and a reversal of deferred tax liability from December 31, 2014 as well as the reversal of a prior year tax accrual.

The income tax expense of $0.1 million for the three months ended June 30, 2014, was a result of the Nevada Net Proceeds of Minerals Tax, gains on the sale of the marketable securities and interest withholding tax in Argentina. Offsets to the income tax expense items include losses generated through corporate general and administrative expenses, non-deductible acquisition costs, and a reclassification of the current interest withholding tax expense to a deferred income tax asset on the basis it is scheduled to be utilized against future income taxes as a foreign tax credit.

During the second quarter of 2015, we recognized an unrealized gain of $5.8 million on marketable securities in other comprehensive income, compared to a gain of $39.3 million in the second quarter of 2014. The significantly lower gain in the second quarter of 2015 than in the comparative period resulted from a lower increase in market value of securities classified as at fair value through other comprehensive income ("FVTOCI") in the comparable quarter.

Six months ended June 30, 2015 compared to the six months ended June 30, 2014

Realized silver and gold price is a non-GAAP financial measure. Please, see the discussion under "Non-GAAP Financial Measures" in section 12 of this MD&A.

Net income for the six months ended June 30, 2015 was $1.8 million ($0.02 per share), compared to a net loss of $22.6 million ($0.28 per share) in the same period of 2014. The following is a summary and discussion of the significant components of income and expenses recorded during the six months ended June 30, 2015, compared to the same period in the prior year.

In the six months ended June 30, 2015, we recognized total revenues of $207.5 million, compared to $98.0 million in the comparative period of 2014. The main reason for the increase is the acquisition of the Marigold mine in April 2014, which contributed a total of $125.5 million of revenues in the first and second quarters of 2015 compared to $28.0 million in the comparative period in 2014. Additionally, the Pirquitas mine had higher sales volumes in the first half of 2015 compared to the same period in 2014, and sales were also higher from the Marigold mine in the second quarter of 2015 than in the second quarter of 2014.

•
At the Pirquitas mine, we recognized revenues of $82.0 million in the six months ended June 30, 2015, $12.0 million higher than the $70.0 million in the same period in 2014. The increase in revenue was primarily the function of significantly higher volumes of silver ounces sold in the first half of 2015 than in the comparative period in 2014 (5.5 million ounces compared to 3.5 million ounces), which was partially offset by lower silver price and lower zinc sales. Realized silver prices in the six months ended June 30, 2015, averaged $16.69 per ounce, excluding the impact of period-end price adjustments, compared to $20.08 per ounce in the same period in 2014. Zinc sales of 7.7 million pounds in the six months ended June 30, 2015, were significantly lower than the 15.5 million pounds sold in the comparative period of 2014. There was a negative mark to market price adjustment in the six months ended June 30, 2015, of $2.7 million, compared to a positive adjustment of $0.2 million in the comparative period of 2014. At June 30, 2015, sales contracts containing 2.3 million ounces of silver were subject to final price settlement over the next four months.

•
Revenues in the six months ended June 30, 2015, from the Marigold mine were $125.5 million from the sale of 103,986 ounces of gold, realizing an average gold price of $1,208 per ounce. This compares to revenues of $28.0 million from the sale of 21,990 ounces of gold at $1,285 per ounce in the six months ended June 30, 2014. The main reason for the increase in the current period is the fact that we did not own the Marigold mine during the first quarter in 2014 also also reflects significantly higher quarterly sales in 2015 compared to 2014.

Cost of sales for the six months ended June 30, 2015, was $160.8 million, compared to $81.1 million in the six months ended June 30, 2014, mainly due to the acquisition of the Marigold mine, which comprised $83.2 million in cost of sales in the six months ended June 30, 2015, and $24.8 million in the six months ended June 30, 2014.

•
In the six months ended June 30, 2015, cost of sales from the Pirquitas mine was $77.6 million compared to $56.3 million in the six months ended June 30, 2014, resulting in income from mine operations of $4.4 million in the six months ended June 30, 2015, compared to income of $13.7 million in the six months ended June 30, 2014. In the first half of 2015, the Pirquitas mine recognized a gross margin of 5%, lower than the gross margin of 20% in the comparative period of 2014, which was mainly due to the lower realized silver prices in the period. On a per unit basis, the cost of inventory was lower by 25% in the first half of 2015 compared to the same period in 2014.

•
In the six months ended June 30, 2015, cost of sales from the Marigold mine was $83.2 million generating income from mine operations of $42.3 million, equal to a gross margin of 34%, compared to cost of sales of $24.8 million and an income from mine operations of $3.3 million in the six months ended June 30, 2014, generating a gross margin of 12%. The main reason for the increase in the current six month period is the fact that we did not own the Marigold mine during the first quarter in 2014 and also higher volumes sold in 2015.

General and administrative expenses in the six months ended June 30, 2015, of $12.4 million were higher than the $11.5 million recorded in the six months ended June 30, 2014. This increase is principally due to higher non-cash share-based compensation, partially offset by a weaker Canadian dollar.

Exploration and evaluation costs of $7.9 million for the six months ended June 30, 2015, were slightly higher than the $7.7 million for the six months ended June 30, 2014, mainly due to exploration performed at Marigold and Pirquitas, with limited spend on all other projects.

During the six months ended June 30, 2015 and 2014, we recorded interest expense and other finance costs of $12.7 million and $10.5 million, respectively. In each period, such expense and costs are mainly attributable to our 2013 Notes. The higher finance costs in the six months ended June 30, 2015, were due to interest paid on our Argentine peso-denominated loan facility in Argentina and non-cash accretion of reclamation liabilities.

We recorded foreign exchange losses for the six months ended June 30, 2015, of $3.3 million compared to losses of $17.8 million in the six months ended June 30, 2014. Our main foreign exchange exposures are related to net monetary assets denominated in Argentine pesos, and Canadian and Australian dollars. During the six months ended June 30, 2015, this loss resulted from these currencies weakening against the U.S. dollar. The loss was significantly lower in the first half of 2015 mainly because the Argentine peso only weakened by 3%, compared to 21% in the same period of 2014, and also due to lower underlying Argentine peso exposure due to the reduction of the VAT receivables balance. In January 2014, there was a single significant devaluation event of the Argentine peso when the currency devalued by approximately 25%, which caused a loss of approximately $12 million in our Argentine peso-denominated VAT receivables balance at that time.

For the six months ended June 30, 2015, we recorded an income tax expense of $7.4 million compared to an income tax expense of $1.2 million in the six months ended June 30, 2014. In the first half of 2015, the tax expense was primarily the result of the profitable operations at Marigold, concentrate and gold sales activities in Canada and payment of interest withholding tax in Argentina. In the six months ended June 30, 2014, the tax expense was primarily the result of the taxable sale of the Challacollo project in Chile.

During the six months ended June 30, 2015, we recognized an unrealized loss of $5.5 million on marketable securities in other comprehensive income, compared to a gain of $51.3 million in the six months ended June 30, 2014, which resulted from the significant increase in market value of securities classified as at FVTOCI in the comparable period.

Realized silver and gold price is a non-GAAP financial measure. Please, see the discussion under "Non-GAAP Financial Measures" in section 12 of this MD&A.

7.	LIQUIDITY

At June 30, 2015, we had $217.2 million of cash and cash equivalents, an increase of $32.6 million from December 31, 2014. Our cash flows from operations were strong and we also received $20.0 million of deferred consideration from the sale of the San Agustin project in Mexico in 2013. These cash flows were partially offset by the required deposit of $19.2 million in order to object to the reassessment by the Canada Revenue Agency ("CRA"), as further discussed below, $12.5 million of capitalized stripping at the Marigold mine and $14.7 million of investments in plant and equipment, which will benefit future periods. We manage our liquidity position with the objectives of ensuring sufficient funds available to meet planned operating requirements and providing support to fund strategic growth initiatives.

In the six months ended June 30, 2015, we generated $52.6 million of cash flows from operating activities and used $16.5 million in investing activities while also repaying $1.6 million of loans in Argentina. Cash flows used in investing activities comprised $27.8 million on capital expenditures, deferred stripping and exploration and evaluation projects and the $19.2 million deposit paid to the CRA in connection with the reassessment. We also received $20.0 million of deferred consideration as a final payment for the sale of San Agustin and $10.2 million of restricted cash was replaced by surety bonds for the reclamation obligations at the Marigold mine. We incurred foreign exchange losses of $1.9 million, before impacts of interest earned, on our foreign cash balances, primarily in Argentina and Canada.

Of our cash and cash equivalents balance, $204.1 million was held in Canada, the United States, Europe and Australia. At June 30, 2015, we held $6.1 million cash in Argentina. The government of Argentina regulates U.S. dollar inflows and outflows which restricts our ability to repatriate cash generated by the Pirquitas mine, but we continue to repatriate cash from Argentina where possible under a fixed schedule of debt repayments. All cash is invested in short term investments or high interest savings accounts under our investment policy with maturities of 90 days or less providing us with sufficient liquidity to meet our generally foreseeable corporate needs.

At June 30, 2015, compared to December 31, 2014, our working capital position increased from $368.9 million to $379.8 million, principally as a result of the increase in cash offset partially by the payment of the deposit to the CRA.

Our cash balance at June 30, 2015, along with projected operating cash flows are expected to be sufficient to fund planned exploration, development and corporate activities over the next twelve months from the date of this MD&A. We are continuing our cost reduction strategy to preserve our capital and to discharge liabilities as they become due, while implementing various optimization activities at our operations to improve cash generating capacity of each mine.

On January 27, 2015, we received a Notice of Reassessment (“NOR”) from the CRA in the amount of approximately C$41.4 million plus interest of C$6.6 million related to the tax treatment of the 2010 sale of shares of our subsidiary that owned and operated the Snowfield and Brucejack projects. The CRA has asserted that the sale was on account of income and not capital, as we recorded it. Our management strongly disagrees with the CRA’s position in the reassessment. In order to appeal the reassessment, we were required to make a minimum payment of 50% of the reassessed amount claimed by the CRA under the NOR plus interest accrued to the date of the NOR. On February 26, 2015, we paid the required C$24.1 million ($19.2 million) to the CRA and have recorded this amount plus accrued interest as a non-current income tax receivable. On April 20, 2015, we filed a Notice of Objection with the CRA and plan on filing, if necessary, a Notice of Appeal with the Tax Court of Canada.

Subsequent to the quarter end, on August 4, 2015, we entered into a new $75 million senior secured revolving credit facility ("the Credit Facility") with a syndicate of banks. Amounts that are borrowed under the Credit Facility will incur variable interest at London Interbank Offered Rate plus an applicable margin ranging from 2.75% to 3.75% determined based on the Company's net leverage ratio. The Credit Facility also provides for financial letters of credit at 66% of the applicable margin and undrawn fees are 25% of the applicable margin. The term of the Credit Facility is three years. All debts, liabilities and obligations under the Credit Facility are guaranteed by our material subsidiaries and secured by our assets, certain of our material subsidiaries, and the pledges of material subsidiaries. The Credit Facility may be used for reclamation bonding, working capital and other general corporate purposes.

8.	CAPITAL RESOURCES

Our capital consists of items included in shareholders' equity and debt, net of cash and cash equivalents as follows:

	June 30	December 31
	2015	2014
	$000s	$000s
Shareholders' equity	707,034	707,034
Convertible notes	202,517	197,134
	909,551	904,168

Less: cash and cash equivalents	(217,228)	(184,643)
	692,323	719,525

At June 30, 2015, there was no externally imposed capital requirement to which we are subject and with which we had not complied. In subsequent periods, following the close of the credit facility on August 4, 2015, we will be subject to certain financial covenants.

As at June 30, 2015, we had 80,754,434 common shares outstanding and 3,396,721 stock options outstanding which are exercisable into common shares at exercise prices ranging between C$5.83 and C$28.78.

Outstanding share data

The authorized capital consists of an unlimited number of common shares without par value. As at August 6, 2015, the following common shares and options were outstanding:

	Number of shares	Exercise price	Remaining life
		C$	(years)
Capital stock	80,754,434
Stock options	3,396,721	5.83 - 28.78	2.8 - 7.0
Fully diluted	84,151,155

9.	FINANCIAL INSTRUMENTS AND RELATED RISKS

We are exposed to a variety of financial risks as a result of our operations, including market risk (which includes price risk, currency risk and interest rate risk), credit risk and liquidity risk. Our overall risk management strategy seeks to reduce potential adverse effects on our financial performance. Risk management is carried out under policies approved by our Board of Directors.

We may, from time to time, use foreign exchange contracts, commodity price contracts, equity hedges and interest rate swaps to manage our exposure to fluctuations in foreign currency, metal and energy prices, marketable security values and interest rates. We do not have a practice of trading derivatives.
The risks associated with our financial instruments, and the policies on how we mitigate those risks are set out below. This is not intended to be a comprehensive discussion of all risks.
a)Market Risk
This is the risk that the fair values of financial instruments will fluctuate owing to changes in market prices. The significant market risks to which we are exposed are price risk, currency risk and interest rate risk.
(i)   Price Risk
This is the risk that the fair values or future cash flows of our financial instruments will fluctuate because of changes in market prices. Income from mine operations in the next year depends on the metal prices for gold, silver, and to a lesser extent, zinc. These prices are affected by numerous factors that are outside of our control such as:
▪global or regional consumption patterns;
▪the supply of, and demand for, these metals;
▪speculative activities;
▪the availability and costs of metal substitutes;
▪inflation; and
▪political and economic conditions, including interest rates and currency values.
The principal financial instrument that we hold which is impacted by commodity prices are our silver and zinc concentrate trade receivables. The majority of these sales agreements are subject to pricing terms that settle within one to three months after delivery of concentrate, and this adjustment period represents our trade receivable exposure to variations in commodity prices.
We have not hedged the price of gold or silver as part of our overall corporate strategy.
During the second quarter of 2015, we instigated a program to hedge a portion of our diesel consumption at the Marigold mine with the objective of securing future costs during this period of lower prices. We executed swap and option contracts under a risk management policy approved by the Board of Directors. At June 30, 2015, the financial impact of our outstanding positions was immaterial.
There has been no other significant change in our objectives and policies for managing this risk and no significant change in our exposure to this risk during the six months ended June 30, 2015.
(ii) Currency Risk
Currency risk is the risk that the fair values or future cash flows of our financial instruments will fluctuate because of changes in foreign currency rates. Our financial instruments are exposed to currency risk where those instruments are denominated in currencies that are not the same as their functional currency; exchange gains and losses in these situations impact comprehensive income.
We monitor and manage this risk with the objective of ensuring our group-wide exposure to negative fluctuations in currencies against the U.S. dollar is managed. As at June 30, 2015, we have not entered into any derivatives to mitigate this risk.

The Argentine government requires the repatriation of export revenues into Argentina and, where cash flows exceed our current cash repatriation schedule, this results in an increase to our Argentine peso-dominated cash balance. In Argentina, the official Argentine peso exchange rate published is significantly lower than the parallel market rate (also referred to as the Blue rate). We use the official Argentine peso exchange rate for all re-measurement purposes which is consistent with the economic reality that foreign currency transactions entered into or paid out of Argentina are required to be converted at the official exchange rate. A sudden devaluation of the Argentine peso to a rate closer to the parallel market rate would materially impact the value of our Argentine peso-denominated cash and VAT receivables in U.S. dollar terms, but would improve our operating costs in U.S. dollar terms, all else being equal. We are actively seeking ways to mitigate the risk on our cash balance of a devaluation of the Argentine peso, and therefore, where possible, we are repatriating cash from Argentina under a fixed schedule of debt repayments and have entered into an Argentine peso-denominated loan facility.
There has been no significant change in our objectives and policies for managing this risk and no significant change in our exposure to this risk during the six months ended June 30, 2015.
(iii)  Interest Rate Risk
Interest rate risk is the risk that the fair values or future cash flows of our financial instruments will fluctuate because of changes in market interest rates. Interest rate risk mainly arises from the interest rate impact on our cash and cash equivalents and our Argentine peso-denominated loan facility in Argentina, because these are the only financial instruments we hold that are impacted by interest based on variable market interest rates. Our 2013 Notes have fixed interest rates and are not exposed to fluctuations in interest rates; a change in interest rates would impact the fair value of the instruments, but because we record our 2013 Notes at amortized cost, there would be no impact on our financial results. We monitor our exposure to interest rates closely and have not entered into any derivative contracts to manage our risk.
There has been no significant change in our objectives and policies for managing this risk and no significant change in our exposure to this risk during the six months ended June 30, 2015.

b)	Credit Risk
Credit risk is the risk that a third party might fail to discharge its obligations under the terms of a financial contract. Our credit risk is limited to the following instruments:
Credit risk related to financial institutions and cash deposits Under our investment policy, investments are made only in highly rated financial institutions, and corporate and government securities. We diversify our holdings and consider the risk of loss associated with investments to be low.

Credit risk related to trade receivables We are exposed to credit risk through our trade receivables on concentrate sales, which are principally with internationally-recognized counterparties. Payments of receivables are scheduled, routine and received within a contractually agreed time frame. We manage this risk by requiring provisional payments of at least 75% of the value of the concentrate shipped and through utilizing multiple counterparties.

Credit risk related to other financial assets All other receivable balances are expected to be collectible in full due to the nature of the counterparties and/or a previous history of collectability.

We also have credit risk through our significant VAT receivables balance that is collectible from the government of Argentina. The balance is expected to be recoverable in full; however, due to legislative rules and the complex collection process, a significant portion of the asset is classified as non-current until government approval of the recovery claim is approved.

c)	Liquidity Risk
Liquidity risk is the risk that we will not be able to meet our financial obligations as they fall due. We manage our liquidity risk through a rigorous planning and budgeting process, which is reviewed and updated on a regular basis, to help determine the funding requirements to support our current operations, expansion and development plans, and by managing our capital structure. Our objective is to ensure that there are sufficient committed financial resources to meet our business requirements for a minimum of twelve months.
Argentine government regulation of U.S. dollar inflows and outflows restricts the ability to repatriate cash generated by the Pirquitas mine, although we are repatriating cash from Argentina under a fixed schedule of debt repayments, which has an impact on overall corporate liquidity.

A detailed discussion of our liquidity position as at June 30, 2015, is included in section 7 of this MD&A.

In our opinion, working capital at June 30, 2015, together with future cash flows from operations is sufficient to support our commitments through the next twelve months from the date of this MD&A.

10.	OTHER RISKS AND UNCERTAINTIES

We are subject to a number of risks and uncertainties, each of which could have an adverse effect on our operating results, business prospects or financial position.

For a comprehensive list of the risks and uncertainties affecting our business, please refer to the section entitled "Risk Factors" in our Annual Information Form for the year ended December 31, 2014, which is available at www.sedar.com, and our Annual Report on Form 40-F for the year ended December 31, 2014, which is available on the EDGAR section of the SEC website at www.sec.gov.

11.	RELATED PARTY TRANSACTIONS

We did not enter into any related party transactions during the six months ended June 30, 2015.

12.	NON-GAAP FINANCIAL MEASURES

The non-GAAP financial measures presented do not have any standardized meaning prescribed by IFRS and are therefore unlikely to be directly comparable to similar measures presented by other issuers. The data presented is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These non-GAAP measures should be read in conjunction with our consolidated financial statements.

Non-GAAP financial measures - Cash costs and total costs per payable ounce of precious metals sold

We use the non-GAAP financial measures of cash costs and total costs per payable ounce of precious metals sold to manage and evaluate operating performance. We believe that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate our performance and ability to generate cash flows. Accordingly, the data presented is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

The following table provides a reconciliation of our condensed consolidated interim statements of (loss) income to cash costs and total costs for the three month periods indicated below:

	June 30 2015	March 31 2015	December 31 2014	September 30 2014	June 30 2014
	$000s	$000s	$000s	$000s	$000s
Pirquitas mine
Cost of sales (A)	36,936	40,707	56,332	31,182	28,503
Add: Treatment and refining costs	3,880	5,208	5,132	3,734	4,296
Less: By-product revenue	(3,884)	(2,047)	(6,268)	(6,166)	(3,540)
Less: Inventory NRV adjustment	—	—	(11,262)	—	—
Total Costs	36,932	43,868	43,934	28,750	29,259

Less: Depreciation, depletion and amortization	(12,570)	(9,912)	(12,427)	(5,640)	(6,037)
Less: Export duties on silver concentrate	(1,440)	(3,120)	(1,810)	(2,581)	(1,418)
Cash Costs	22,922	30,836	29,697	20,529	21,804

Marigold mine
Cost of sales (B)	42,563	40,612	53,502	41,829	24,762
Add: Treatment and refining costs	41	43	49	34	37
Less: By-product revenue	(12)	(13)	(15)	(11)	(13)
Total Costs	42,592	40,642	53,536	41,852	24,786

Less: Depreciation, depletion and amortization	(8,102)	(6,447)	(7,772)	(3,741)	(704)
Cash Costs	34,490	34,195	45,764	38,111	24,082

Cost of sales, per consolidated interim statement of (loss) income (A+B)	79,499	81,319	109,834	73,011	53,265

Pirquitas mine
Payable ounces of silver sold (oz)	2,425,701	2,741,396	2,525,166	1,680,502	1,790,117
Total Costs per silver ounce ($/oz)	15.23	16.00	17.40	17.11	16.34
Cash Costs per silver ounce ($/oz)	9.45	11.25	11.76	12.22	12.18

Marigold mine
Payable ounces of gold sold (oz)	48,100	55,830	68,801	38,218	21,836
Total Costs per gold ounce ($/oz)	885	728	778	1,095	1,135
Cash Costs per gold ounce ($/oz)	717	612	665	997	1,103

Precious metals equivalency
Total cash cost (for all metals produced)	57,412	65,031	75,461	58,640	45,886
Equivalent payable silver ounces sold (1)	5,892,831	6,793,519	6,998,809	4,102,646	3,200,587
Cash Costs per equivalent silver ounces sold	9.74	9.57	10.78	14.29	14.34

(1) Silver equivalent ounces have been established using realized silver and gold prices per ounce in the period and applied to the recovered metal content of the gold bullion produced by the Marigold mine.

Non-GAAP financial measures - realized metal prices

Average realized price per ounce of silver sold in each reporting period excludes the period end price adjustments and final settlements on concentrate shipments. The price adjustments do not apply to gold bullion sales.

Non-GAAP financial measures - adjusted net income (loss)

We have included the non-GAAP financial performance measures of adjusted income (loss) before tax, adjusted income tax (expense), adjusted net income (loss) and adjusted basic earnings (loss) per share. Adjusted net earnings excludes gains/losses and other costs incurred for acquisitions and disposals of mineral properties, impairment charges, unrealized and realized gains/losses on financial instruments, significant non-cash foreign exchange impacts as well as other significant non-cash, non-recurring items. We exclude these items from net income (loss) to provide a measure which allows investors to evaluate the operating results of our underlying core operations and our ability to generate liquidity through operating cash flow to fund working capital requirements, future capital expenditures and service outstanding debt. We believe that, in addition to conventional measures prepared in accordance with GAAP, certain investors may use this information to evaluate our performance. Accordingly, the data presented is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

We have revised the calculation presented for the three and six months ended June 30, 2014, to include adjustments for certain non-cash and non-recurring items that we consider provides an improved measure to evaluate the operating results of our underlying core operations.

The following table provides a reconciliation of adjusted net income (loss) to the consolidated financial statements:

	Three months ended June 30
	2015	2014
	$000s	$000s

Net (loss) before tax	(3,316)	(10,057)
Adjusted for:
Gain on sale and write-off of mineral properties	—	(15,939)
Business acquisition and integration costs	—	3,064
Non-cash finance income and expense	3,488	3,000
Loss on marketable securities	—	1,930
Non-cash foreign exchange loss	1,040	(148)
Other non-recurring items	610	(543)
Adjusted income (loss) before tax	1,822	(18,693)

Income tax expense	(4,011)	(100)
Adjusted for:
Foreign tax on sale of mineral properties	—	(568)
Tax effects of asset impairment charges and write-downs	—	(64)
Other non-recurring tax items	350	75
Adjusted income tax (expense)	(3,661)	(657)
		—
Adjusted net (loss)	(1,839)	(19,350)

Weighted average shares outstanding (000's)	80,754	80,754

Adjusted basic (loss) per share ($)	(0.02)	(0.24)

	Six months ended June 30
	2015	2014
	$000s	$000s

Net income (loss) before tax	9,252	(21,426)
Adjusted for:
Gain on sale and write-off of mineral properties	—	(15,939)
Business acquisition and integration costs	—	5,036
Non-cash finance income and expense	6,668	5,879
Write-down of exploration projects	—	699
Loss on marketable securities	—	4,240
Non-cash foreign exchange loss	2,396	12,489
Other non-recurring items	688	411
Adjusted income (loss) before tax	19,004	(8,611)

Income tax expense	(7,416)	(1,169)
Adjusted for:
Foreign tax on sale of mineral properties	—	2,341
Tax effects of asset impairment charges and write-downs	(3,760)	129
Other non-recurring tax items	(3,319)	75
Adjusted income tax (expense) recovery	(14,495)	1,376
		—
Adjusted net income (loss)	4,509	(7,235)

Weighted average shares outstanding (000's)	80,754	80,754

Adjusted basic income (loss) per share ($)	0.06	(0.09)

13.	CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Basis of preparation and accounting policies
Our condensed consolidated interim financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") applicable to the preparation of interim financial statements, including IAS 34, Interim Financial Reporting. The comparative information has also been prepared on this basis.
The accounting policies applied in the preparation of our condensed consolidated interim financial statements are consistent with those applied and disclosed in our audited consolidated financial statements for the year ended December 31, 2014, except for the application of the amendments to existing IFRSs (note 2(d)) of our condensed consolidated interim financial statements) which were effective January 1, 2015 and the voluntary adoption of IFRS 9, Financial Instruments: Classification and Measurement ("IFRS 9"), which had an initial application date of April 1, 2015. The impacts of this adoption is discussed below.
During the year ended December 31, 2014, we elected to change our accounting policy with respect to exploration and evaluation expenditures, consistent with IFRS 6, Exploration for and Evaluation of Mineral Resources and IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors, in order to enhance the relevance and reliability to the decision-making needs of the users of our financial statements. Prior to this change, our policy was to capitalize exploration and evaluation expenditures on properties that we have the legal rights to explore, until commercially viable. We have elected to expense all exploration and evaluation expenses until such time that we believe that further expenditures will provide probable future economic benefit. Our policy is disclosed in Note 2(i) of our audited consolidated financial statements for the year ended December 31, 2014.

For the three and six months ended June 30, 2014, the following adjustments were recorded to the consolidated statements of (loss) income:

		Adjustments for change in accounting policy
Six months ended June 30, 2014	As previously reported	Exploration and evaluation	As currently reported
	$	$	$
Exploration, evaluation and reclamation (expenses)	(1,909)	(5,779)	(7,688)
Gain on sale of mineral property	9,240	6,699	15,939
Other (expense) income	(6,834)	732	(6,102)
Income tax (expense)	(1,042)	(127)	(1,169)
Increase in net income		1,525

Weighted average shares outstanding (thousands)
Basic	80,754	80,754	80,754
Diluted	80,754	80,754	80,754

Decrease in (loss) per share
Basic	($0.30)	$0.02	($0.28)
Diluted	($0.30)	$0.02	($0.28)

For the three months ended June 30, 2014, the following adjustments were recorded to the consolidated statements of (loss) income:

		Adjustments for change in accounting policy
Three months ended June 30, 2014	As previously reported	Exploration and evaluation	As currently reported
	$	$	$
Exploration, evaluation and reclamation (expenses)	(1,195)	(3,117)	(4,312)
Other (expense) income	(4,080)	285	(3,795)
Income tax (expense)	(37)	(63)	(100)
Increase in net income		(2,895)

Weighted average shares outstanding (thousands)
Basic	80,754	80,754	80,754
Diluted	80,754	80,754	80,754

Decrease in (loss) per share
Basic	($0.09)	($0.04)	($0.13)
Diluted	($0.09)	($0.04)	($0.13)
Financial instruments under IFRS 9
We have early adopted all of the requirements of IFRS 9 as of April 1, 2015. IFRS 9 uses a single approach to determine whether a financial asset is classified and measured at amortized cost or fair value, replacing the multiple rules in IAS 39, Financial Instruments: Recognition and Measurement (“IAS 39”). The approach in IFRS 9 is based on how an entity manages its financial instruments and the contractual cash flow characteristics of the financial asset. Most of the requirements in IAS 39 for classification and measurement of financial liabilities were carried forward in IFRS 9, so our accounting policy with respect to financial liabilities is unchanged.
As a result of the early adoption of IFRS 9, we have changed our accounting policy for financial assets retrospectively, for assets that were recognized at the date of application. The change did not impact the carrying value of any of our financial assets on transition date. The main area of change is the accounting for equity securities previously classified as available for sale.
The following is the new accounting policy for financial assets under IFRS 9. All other aspects of our accounting policy for financial instruments as disclosed in note 2(q) to our consolidated financial statements for the year ended December 31, 2014 are unaffected:
Financial assets
We classify our financial assets in the following categories: at fair value through profit and loss (“FVTPL”), FVTOCI or at amortized cost. We determine the classification of financial assets at initial recognition. The classification for debt instruments is driven by the entity’s business model for managing the financial assets and their contractual cash flow characteristics. Equity instruments that are held for trading (including all equity derivative instruments) are classified as FVTPL, for other equity instruments, on the day of acquisition we can make an irrevocable election (on an instrument-by-instrument basis) to designate them as at FVTOCI.
Our accounting policy for each of the categories is as follows:
Financial assets at FVTPL Financial assets carried at FVTPL are initially recorded at fair value and transaction costs are expensed in the consolidated statement of (loss) income. Realized and unrealized gains and losses arising from changes in the fair value of the financial assets or liabilities held at FVTPL are included in the consolidated statement of (loss) income in the period in which they arise.
Financial assets at FVTOCI Investments in equity instruments at FVTOCI are initially recognized at fair value plus transaction costs. Subsequently they are measured at fair value, with gains and losses arising from changes in fair value recognized in other comprehensive (loss) income.

Financial assets at amortized cost A financial asset is measured at amortized cost if the objective of the business model is to hold the financial asset for the collection of contractual cash flows, and the asset's contractual cash flows are comprised solely of payments of principal and interest. They are classified as current assets or non-current assets based on their maturity date, and are initially recognized at fair value and subsequently carried at amortized cost less any impairment.
Derivative financial instruments When we enter into derivative contracts, these are intended to reduce the exposures related to assets and liabilities, or forecast transactions.
The classification approach described above is applied to all financial assets, including those that contain embedded derivatives, without the need to separate the embedded derivative from the host contract. Commodity-based embedded derivatives resulting from provisional sales prices of metals in concentrate are classified as FVTPL with changes in value recognized in revenue.
Impairment of financial assets at amortized cost We recognize a loss allowance for expected credit losses on financial assets that are measured at amortized cost.
At each reporting date, we measure the loss allowance for the financial asset at an amount equal to the lifetime expected credit losses if the credit risk on the financial asset has increased significantly since initial recognition. If at the reporting date, the financial asset has not increased significantly since initial recognition, we measure the loss allowance for the financial asset at an amount equal to twelve month expected credit losses.
Impairment losses on financial assets carried at amortized cost are reversed in subsequent periods if the amount of the loss decreases and the decrease can be objectively related to an event occurring after the impairment was recognized.
Derecognition of financial assets Financial assets are derecognized when the investments mature or are sold, and substantially all the risks and rewards of ownership have been transferred. Gains and losses on derecognition of financial assets classified as FVTPL or amortized cost are recognized within finance income or other income and finance costs, respectively. Gains or losses on financial assets classified as FVTOCI remain within accumulated other comprehensive income
We completed a detailed assessment of our financial assets as at April 1, 2015. The following table shows the original classification under IAS 39 and the new classification under IFRS 9:

	Original classification	New classification
Financial assets	IAS 39	IFRS 9
Cash and cash equivalents	FVTPL	FVTPL
Marketable securities	Available-for-sale	FVTOCI
Marketable securities	FVTPL	FVTOCI
Trade receivable	Amortized cost	Amortized cost
Concentrate trade receivables	Embedded derivate separately identified as FVTPL	Whole contract FVTPL
Trade payable	Amortized cost	Amortized cost
We elected to classify our marketable securities as FVTOCI as they are not considered to be held for trading, and this presentation will prevent the consolidated statement of (loss) income from being impacted by value changes of these non-operating assets.
As we are not restating prior periods we have recognized the effects of retrospective application at the beginning of the annual reporting period that includes the date of initial application. Therefore, the adoption of IFRS 9 resulted in a decrease to opening retained deficit on January 1, 2015 of $33.7 million with a corresponding adjustment to accumulated other comprehensive income.

IFRS 7 amendments
IFRS 7, Financial Instruments: Disclosure has been amended to require additional disclosures on transition from IAS 39 to IFRS 9. These amendments are effective upon adoption of IFRS 9. As such, we have adopted these amendments as at April 1, 2015.
Hedge accounting
In addition to the early adoption of IFRS 9, we also applied hedge accounting during the three months ended June 30, 2015. The accounting policy for hedge accounting is as follows:
Derivative Instruments Derivative instruments are recorded at fair value on the consolidated statement of financial position, classified based on contractual maturity. Derivative instruments are classified as either hedges of the fair value of recognized assets or liabilities or of firm commitments (“fair value hedges”), hedges of highly probable forecast transactions (“cash flow hedges”) or non-hedge derivatives. Derivatives designated as either a fair value or cash flow hedge that are expected to be highly effective in achieving offsetting changes in fair value or cash flows are assessed on an ongoing basis to determine that they actually have been highly effective throughout the financial reporting periods for which they were designated. Derivative assets and derivative liabilities are shown separately in the consolidated statements of financial position unless there is a legal right to offset and intent to settle on a net basis.
Fair Value Hedges Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the consolidated statement of (loss) income, together with any changes in the fair value of the hedged asset or liability or firm commitment that is attributable to the hedged risk.
Cash Flow Hedges The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in equity. The gain or loss relating to the ineffective portion is recognized in the consolidated statements of (loss) income. Amounts accumulated in equity are transferred to the consolidated statements of (loss) income in the period when the forecasted transaction impacts earnings. When the forecasted transaction that is hedged results in the recognition of a non-financial asset or a non-financial liability, the gains and losses previously deferred in equity are transferred from equity and included in the measurement of the initial carrying amount of the asset or liability.
When a derivative designated as a cash flow hedge expires or is sold and the forecasted transaction is still expected to occur, any cumulative gain or loss relating to the derivative that is recorded in equity at that time remains in equity and is recognized in the consolidated statements of (loss) income when the forecasted transaction occurs. When a forecasted transaction is no longer expected to occur, the cumulative gain or loss that was recorded in equity is immediately transferred to the consolidated statements of (loss) income.
Non-Hedge Derivatives Derivative instruments that do not qualify as either fair value or cash flow hedges are recorded at their fair value at the balance sheet date, with changes in fair value recognized in the consolidated statements of (loss) income.
As at June 30, 2015 we had entered into certain contracts to hedge the cost of diesel, with the objective of securing future costs during this period of lower prices. These contracts met the qualifying criteria for hedge accounting, but the financial effect as at June 30, 2015 was insignificant.

Pronouncements affecting our financial statements presentation or disclosure

The following new and amended IFRS pronouncements were adopted during the six months ended June 30, 2015:

Operating segments
IFRS 8, Operating segments was amended to require disclosure of the judgments made by management in aggregating operating segments, including a description of the segments which have been aggregated and the economic indicators which have been assessed in determining that the aggregated segments share similar economic characteristics. The amendment was effective for annual periods commencing on or after July 1, 2014 and does not have a material impact on our consolidated financial statements.

Critical Accounting Estimates and Judgments
The preparation of financial statements in conformity with IFRS requires the use of judgments and/or estimates that affect the amounts reported and disclosed in the consolidated financial statements and related notes. These judgments and estimates are based on management’s best knowledge of the relevant facts and circumstances, having regard to previous experience, but actual results may differ materially from the amounts included in the financial statements. The critical judgments and estimates applied in the preparation of the our unaudited condensed consolidated interim financial statements for the six months ended June 30, 2015 are consistent with those applied and disclosed in note 2(u) to our audited consolidated financial statements for the year ended December 31, 2014.

14.	FUTURE ACCOUNTING CHANGES

The below new standards have been issued but are not yet effective:

Revenue from contracts with customers
The IASB has replaced IAS 18, Revenue in its entirety with IFRS 15 - Revenue from contracts with customers (“IFRS 15”) which is intended to establish a new control-based revenue recognition model and change the basis for deciding whether revenue is to be recognized over time or at a point in time. IFRS 15 is effective for annual periods commencing on or after January 1, 2017. We are currently evaluating the impact the standard is expected to have on our financial statements.

There are no other IFRS or IFRIC interpretations that are not yet effective that would be expected to have a material impact on us.

15.	INTERNAL CONTROL OVER FINANCIAL REPORTING AND DISCLOSURE CONTROLS AND PROCEDURES

Management is responsible for establishing and maintaining adequate internal control over financial reporting and disclosure controls and procedures. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. There have been no changes in our internal control over financial reporting or disclosure controls and procedures during the three months ended June 30, 2015, that have materially affected, or are reasonably likely to affect, our internal control over financial reporting.

16.	CAUTIONARY NOTES REGARDING FORWARD-LOOKING STATEMENTS AND MINERAL RESERVES AND MINERAL RESOURCES ESTIMATES

This MD&A contains forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking statements”). All statements, other than statements of historical fact, are forward-looking statements.

Generally, forward-looking statements can be identified by the use of words or phrases such as “expects,” “anticipates,” “plans,” “projects,” “estimates,” “assumes,” “intends,” “strategy,” “goals,” “objectives,” “potential,” or variations thereof, or stating that certain actions, events or results “may,” “could,” “would,” “might” or “will” be taken, occur or be achieved, or the negative of any of these terms or similar expressions. The forward-looking statements in this MD&A relate to, among other things: future production of silver, gold and other metals; future costs of inventory, and cash costs and total costs per payable ounce of silver, gold and other metals sold; the prices of silver, gold and other metals; the effects of laws, regulations and government policies affecting our operations or potential future operations; future successful development of our projects; the sufficiency of our current working capital, anticipated operating cash flow or our ability to raise necessary funds; estimated production rates for silver, gold and other metals produced by us; timing of production and the cash costs and total costs of production at the Pirquitas mine and the Marigold mine; the estimated cost of sustaining capital; ongoing or future development plans and capital replacement, improvement or remediation programs; the estimates of expected or anticipated economic returns from our mining projects, including future sales of metals, concentrate or other products produced by us; and our plans and expectations for our properties and operations.

These forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied, including, without limitation, the following: uncertainty of production, development plans and cost estimates for the Pirquitas mine, the Marigold mine and our projects; our ability to replace Mineral Reserves; commodity price fluctuations; political or economic instability and unexpected regulatory changes; currency fluctuations, particularly the value of the Argentine peso against the U.S. dollar; the possibility of future losses; general economic conditions; fully realizing our interest in Pretium Resources Inc. (“Pretium”) and our other marketable securities, including the price of and market for Pretium’s common shares and such other marketable securities; potential export duty and related interest on current and past production of silver concentrate from the Pirquitas mine; recoverability and tightened controls over the VAT collection process in Argentina; counterparty and market risks related to the sale of our concentrate and metals; uncertainty in the accuracy of Mineral Reserves and Mineral Resources estimates and in our ability to extract mineralization profitably; differences in U.S. and Canadian practices for reporting Mineral Reserves and Mineral Resources; lack of suitable infrastructure or damage to existing infrastructure; future development risks, including start-up delays and operational issues; our ability to obtain adequate financing for further exploration and development programs; uncertainty in acquiring additional commercially mineable mineral rights; delays in obtaining or failure to obtain governmental permits, or non-compliance with permits we have obtained; our ability to attract and retain qualified personnel and management and potential labour unrest, including labour actions by our unionized employees at the Pirquitas mine; governmental regulations, including health, safety and environmental regulations, increased costs and restrictions on operations due to compliance with such regulations; reclamation and closure requirements for our mineral properties; unpredictable risks and hazards related to the development and operation of a mine or mineral property that are beyond our control; assessments by taxation authorities in multiple jurisdictions, including the recent reassessment by the CRA; claims and legal proceedings, including adverse rulings in current or future litigation against us and/or our directors or officers; compliance with anti-corruption laws and increased regulatory compliance costs; complying with emerging climate change regulations and the impact of climate change; recoverability of deferred consideration to be received in connection with recent divestitures; uncertainties related to title to our mineral properties and the ability to obtain surface rights; our insurance coverage; civil disobedience in the countries where our mineral properties are located; operational safety and security risks; actions required to be taken by us under human rights law; our ability to access, when required, mining equipment and services; competition in the mining industry for mineral properties; shortage or poor quality of equipment or supplies; our ability to complete and successfully integrate an announced acquisition; conflicts of interest that could arise from some of our directors’ and officers’ involvement with other natural resource companies; information systems security risks; certain terms of our convertible notes and our senior secured revolving credit facility; and those other various risks and uncertainties identified under the heading “Risk Factors” in our most recent Annual Information Form filed with the Canadian securities regulatory authorities and included in our most recent Annual Report on Form 40-F filed with the SEC.

This list is not exhaustive of the factors that may affect any of our forward-looking statements. Our forward-looking statements are based on what our management considers to be reasonable assumptions, beliefs, expectations and opinions based on the information currently available to it. Assumptions have been made regarding, among other things, our ability to carry on our exploration and development activities, our ability to meet our obligations under our property agreements, the timing and results of drilling programs, the discovery of Mineral Resources and Mineral Reserves on our mineral properties, the timely receipt of required approvals and permits, including those approvals and permits required for successful project permitting, construction and operation of our projects, the price of the minerals we produce, the costs of operating and exploration expenditures, our ability to operate in a safe, efficient and effective manner, our ability to obtain financing as and when required and on reasonable terms, and our ability to continue operating the Pirquitas mine and the Marigold mine. You are cautioned that the foregoing list is not exhaustive of all factors and assumptions which may have been used. We cannot assure you that actual events, performance or results will be consistent with these forward-looking statements, and management’s assumptions may prove to be incorrect. Our forward-looking statements reflect current expectations regarding future events and operating performance and speak only as of the date hereof and we do not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change other than as required by applicable law. For the reasons set forth above, you should not place undue reliance on forward-looking statements.

Qualified Persons

Except as otherwise set out herein, the scientific and technical information contained in this MD&A relating to the Pirquitas mine has been reviewed and approved by Trevor J. Yeomans, ACSM, P.Eng., a Qualified Person under National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) and our employee. The scientific and technical information contained in this MD&A relating to the Marigold mine has been reviewed and approved by Thomas Rice and James N. Carver, each of whom is a SME Registered Member, a Qualified Person under NI 43-101 and our employee.

Cautionary Note Regarding Mineral Reserves and Mineral Resources Estimates

This MD&A includes Mineral Reserves and Mineral Resources classification terms that comply with reporting standards in Canada and the Mineral Reserves and the Mineral Resources estimates are made in accordance with NI 43-101. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ significantly from the requirements of the SEC set out in SEC Industry Guide 7. Consequently, Mineral Reserves and Mineral Resources information included in this MD&A is not comparable to similar information that would generally be disclosed by domestic U.S. reporting companies subject to the reporting and disclosure requirements of the SEC. Under SEC standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically produced or extracted at the time the reserve determination is made.

In addition, the SEC’s disclosure standards normally do not permit the inclusion of information concerning “Measured Mineral Resources,” “Indicated Mineral Resources” or “Inferred Mineral Resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by U.S. standards in documents filed with the SEC. U.S. investors should understand that “Inferred Mineral Resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. Moreover, the requirements of NI 43-101 for identification of “reserves” are also not the same as those of the SEC, and reserves reported by us in compliance with NI 43-101 may not qualify as “reserves” under SEC standards. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.